Exhibit 5

April 3, 2006

Amgen Inc.,

One Amgen Center Drive,

Thousand Oaks, California 91320-1799.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of 3,370,917 shares (the “Securities”) of Common Stock, par value $.0001 per share, of Amgen Inc., a Delaware corporation (the “Company”) and related stock purchase rights (the “Rights”) to be issued pursuant to the Amended and Restated Rights Agreement, dated as of December 12, 2000 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”), to be issued pursuant to the Amgen Inc. Amended and Restated 1996 Incentive Stock Plan (formerly known as Abgenix, Inc. 1996 Incentive Stock Plan, as amended and restated), the Abgenix, Inc. 1998 Director Option Plan, as amended and restated, and the Amgen Inc. Amended and Restated 1999 Incentive Stock Plan (formerly known as Abgenix, Inc. 1999 Nonstatutory Stock Option Plan, as amended and restated) (together, the “Plans”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion:

(1) When the registration statement relating to the Securities and the Rights (the “Registration Statement”) has become effective under the Securities Act, the terms of the sale of the Securities have been duly established in conformity with the Company’s certificate of incorporation so as not to violate any applicable law or result in a default under or breach of any agreement or instrument binding on the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company, and the Securities have been duly issued and sold as contemplated by the Registration Statement and the Plans, the Securities will be validly issued, fully paid and nonassessable.

(2) Assuming that the Board of Directors of the Company, after fully informing itself with respect to the Rights Agreement and the Rights and after giving due consideration to all relevant matters, determined that the execution and delivery of the Rights Agreement and the issuance of the Rights thereunder would

Amgen Inc.	-2-

be in the best interest of the Company and its stockholders, and assuming further that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent, then when the Registration Statement has become effective under the Act and the Securities have been validly issued and sold as contemplated by the Registration Statement, the Rights attributable to the Securities will be validly issued.

In connection with our opinion set forth in paragraph (2) above, we note that the question whether the Board of Directors of the Company might be required to redeem the Rights at some future time will depend upon the facts and circumstances existing at that time and, accordingly, is beyond the scope of such opinion.

The foregoing opinion is limited to the Federal laws of the United States and the General Corporate Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

In rendering the foregoing opinion, we have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP